Exhibit 99.1

Ferrari publishes agenda for the 2019 AGM

Maranello (Italy), March 1, 2019 - Ferrari N.V. (“Ferrari”) (NYSE/MTA: RACE) announced today that it has published the agenda and the explanatory notes for the 2019 Annual General Meeting of Shareholders (“AGM”), which will take place on April 12, 2019 in Amsterdam.

Ferrari’s AGM notice and explanatory notes and other AGM materials are available under the section Investors on Ferrari’s corporate website at http://corporate.ferrari.com, where they can be viewed and downloaded.1 Shareholders may request a hard copy of these materials, which include Ferrari’s audited financial statements, free of charge, through the contact below.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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1 The 2018 Annual Report and the annual report on Form 20-F are available on the Company’s corporate website (http://corporate.ferrari.com) at http://corporate.ferrari.com/en/investors/results/reports and at http://corporate.ferrari.com/en/investors/regulatory-filings-and-press-releases/sec-filings. The AGM notice, explanatory notes and other AGM materials are available on the corporate website at http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/shareholders-meetings.

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

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